Filed Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-17411



                                   PROSPECTUS

                                 741,565 SHARES

                             CUC INTERNATIONAL INC.
                                  COMMON STOCK
                                ($.01 PAR VALUE)

        The shares (the "Shares") of common stock, $.01 par value ("Common Stock"), of CUC International Inc., a Delaware corporation ("CUC" or the "Company"), offered hereby may be offered for sale from time to time by and for the respective accounts of Raymond H. Stanton II and Raymond H. Stanton III, residents of the State of New York (the "Selling Stockholders"). See "Selling Stockholders." The Selling Stockholders acquired the Shares in connection with the acquisition by the Company on September 23, 1996 of all the outstanding capital stock of Dine-A-Mate, Inc., a New York corporation ("Dine-A-Mate"), in exchange for the issuance to the Selling Stockholders of an aggregate of 1,394,894 shares of Common Stock (the "Dine-A-Mate Acquisition") (after giving effect to the Company's recent 3-for-2 stock split).

        In connection with the Dine-A-Mate Acquisition, the Company and the Selling Stockholders entered into a Registration Rights Agreement dated September 23, 1996 (the "Registration Rights Agreement") providing for the shelf registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Stockholders -- Registration Rights Agreement." The Company is registering the Shares as required by the provisions of the Registration Rights Agreement. The Company will not receive any of the proceeds from the sale of the Shares offered hereby, but has agreed to bear certain expenses of and relating to the registration of the Shares. The Company and the Selling Stockholders also have agreed to certain indemnification arrangements relating to, among other things, liabilities under the Securities Act. See "Selling Stockholders -- Registration Rights Agreement."

        The Selling Stockholders may from time to time offer and sell the Shares directly, or indirectly through agents or broker-dealers, on terms to be determined at the time of sale. To the extent required, the names of any agents or broker-dealers, and applicable commissions or discounts and any other required information with respect to any particular offer, will be set forth in an appropriate Prospectus Supplement. The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and, in such event, any commissions received by them and any profit realized from the resale of Shares may be deemed to constitute underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

             The Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "CU." On December 5, 1996, the last reported sale price per share of the Common Stock as reported in the NYSE Composite Transactions was $25.625. Unless otherwise indicated, all information set forth in this Prospectus has been adjusted for and gives effect to the three-for-two split of the Common Stock effected on October 21, 1996.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is December 12, 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at the Commission's Web site at (http://www.sec.gov). Copies of such material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005, on which the shares of Common Stock are listed.

         This Prospectus forms a part of the Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents (and the amendments thereto) previously filed with the Commission by the Company (File No. 1-10308) are incorporated by reference into this Prospectus:

                         (i) The Company's Annual Report on Form 10-K for the
                    fiscal year ended January 31, 1996 (the "CUC 10-K");

                         (ii) The Company's Quarterly Reports on Form 10-Q for
                    the fiscal quarters ended April 30, 1996 and July 31, 1996;

                         (iii) The Company's Current Reports on Form 8-K, as
                    filed with the Commission on February 21, 1996, February 22, 1996, March 12, 1996, April 22, 1996, August 5, 1996, August
                    14, 1996, September 17, 1996, September 19, 1996, September 26, 1996, October 7, 1996 and October 28, 1996; and

                         (iv) The description of Common Stock in the Company's
                    registration statements on Form 8-A, as filed with the Commission on July 27, 1984 and August 15, 1989, including any amendment or report filed with the Commission for the purpose of updating such description.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document so incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

         The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (not including, however, the exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for copies of such documents should be directed to CUC International Inc., 707 Summer Street, Stamford, Connecticut 06901, Attention: Secretary, telephone: (203) 324-9261.


                                   THE COMPANY

GENERAL

         The Company is a leading technology-driven, membership-based consumer services company. The Company operates its businesses through two separate business segments, namely the membership-based consumer services segment and the interactive media segment.

         Membership-Based Consumer Services Segment. The Company's primary line of business is providing membership-based consumer services, which provide more than 63.8 million customers worldwide with access to a variety of services, including home shopping, travel, insurance, automobile, dining, home improvement, lifestyle club, checking account enhancement, discount coupon and other services. The Company provides such services as individual, wholesale or discount program memberships ("memberships") and derives its revenues from these services principally through membership fees. Individual memberships, whereby members pay directly for services and the Company pays the associated marketing costs, include Shoppers Advantage(R), Travelers Advantage(R), Autovantage(R) and insurance products; individual membership fees generally range between $10 and $250 per year. Wholesale memberships include credit card and checking account enhancement packages sold through banks and credit unions, and insurance products sold through credit unions, for which the Company acts as a third-party administrator; fees for these memberships generally range between $6 and $50 per year. Discount program memberships, which are sold primarily through fund-raising institutions or merchant-sponsored or general advertising, include the Entertainment(R) and Gold C(R) coupon book programs; fees for these memberships generally range between $10 and $50 per year.

         The Company's activities in this area are conducted principally through its Comp-U-Card division and certain of the Company's wholly-owned subsidiaries, including FISI, Benefit Consultants, Inc., Interval International Inc. and Entertainment Publications, Inc.

         Interactive Media Segment. As noted below under "Recent Developments," the Company recently acquired Davidson & Associates, Inc. ("Davidson") and Sierra On-Line, Inc. ("Sierra"). Davidson and Sierra develop, publish, manufacture and distribute high-quality educational/entertainment ("edutainment") and personal productivity (or "how to") interactive multimedia products for home and school use. These products incorporate characters, themes, sound, graphics, music and speech in ways that the Company believes are engaging to the user, and are designed for multimedia personal computers, including CD-ROM-based personal computer systems, and selected emerging platforms. Davidson's and Sierra's products are offered through a variety of distribution channels, including specialty retailers, mass merchandisers, discounters and schools. See "Recent Developments," set forth below, for a further description of such acquisitions.

         Further Information. For a more detailed description of the various businesses of the Company, see the descriptions set forth in the CUC 10-K and the other documents referred to above under "Incorporation of Certain Documents by Reference" which were previously filed with the Commission by the Company, Ideon Group, Inc. ("Ideon"), Davidson and Sierra (each of which is incorporated herein by reference).

         Location of Executive Offices. The Company's executive offices are located at 707 Summer Street, Stamford, Connecticut 06901, and its telephone number is (203) 324-9261.

                               RECENT DEVELOPMENTS

         Ideon Acquisition. On August 7, 1996, the Company acquired all of the outstanding capital stock of Ideon for a purchase price of approximately $393.0 million (the "Ideon Acquisition"). Pursuant to the Ideon Acquisition, approximately 16.6 million shares of Common Stock were issued to the former holders of Ideon common stock. The acquisition of Ideon was accounted for as a pooling-of-interests. Ideon is a holding company with three principal business units: SafeCard Services, Incorporated ("SafeCard"), Wright Express Corporation ("Wright Express") and National Leisure Group, Inc. ("NLG"). SafeCard, which is the largest subsidiary of Ideon, is a provider of credit card enhancement and continuity products and services. Wright Express is a provider of information processing, information management and financial services to commercial car, van and truck fleets in the United States. NLG is a provider of vacation travel packages and cruises directly to consumers in association with established retailers and warehouse clubs throughout New England, New York and New Jersey and with credit card issuers and travel club members nationwide.

         Davidson Acquisition. On July 24, 1996, the Company acquired all of the outstanding capital stock of Davidson for a purchase price of approximately $1.0 billion (the "Davidson Acquisition"). Pursuant to the Davidson Acquisition, approximately 45.1 million shares of Common Stock were issued to the former holders of Davidson common stock. The Davidson Acquisition was accounted for as a pooling-of-interests. See "The Company - Interactive Media Segment."

         Sierra Acquisition. In addition, on July 24, 1996, the Company acquired all of the outstanding capital stock of Sierra for a purchase price of approximately $858.0 million (the "Sierra Acquisition"). Pursuant to the Sierra Acquisition, approximately 38.4 million shares of Common Stock were issued to the former holders of Sierra common stock. The Sierra Acquisition was accounted for as a pooling-of-interests. See "The Company - Interactive Media Segment."


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Shares. All of the proceeds from the sale of the Shares will be received by the Selling Stockholders.


                              SELLING STOCKHOLDERS

         Ownership of the Shares. All of the 741,565 Shares offered hereby are owned beneficially and of record by the Selling Stockholders. The Company has been informed by the Selling Stockholders that Raymond H. Stanton II is the record and beneficial owner of an aggregate of 836,937 shares of Common Stock (including the 444,939 Shares offered for his account hereby) and Raymond H. Stanton III is the record and beneficial owner of an aggregate of 557,957 shares of Common Stock (including the 296,626 Shares offered for his account hereby). Accordingly, Raymond H. Stanton II and Raymond H. Stanton III are offering hereby for sale by them, from time to time, only 444,939 and 296,626, respectively, of the 1,394,894 aggregate shares of Common Stock issued to them in the Dine-A-Mate Acquisition. Other than the Shares, such additional 653,329 shares of Common Stock issued to Raymond H. Stanton II and Raymond H. Stanton III in the Dine-A-Mate Acquisition (which are not being offered hereby) and certain Company employee stock options granted to them pursuant to their respective employment agreements with Dine-A-Mate, Raymond H. Stanton II and Raymond H. Stanton III do not own any shares of Common Stock or any shares of other capital stock of the Company (including any securities exercisable or exchangeable for, or convertible into, shares of Common Stock or other capital stock). See "- Employment and Other Relationships."

         Immediately prior to the consummation of the Dine-A-Mate Acquisition, the Selling Stockholders were the sole stockholders of Dine-A-Mate. The Shares issued by the Company to and acquired by the Selling Stockholders pursuant to the Dine-A-Mate Acquisition represent less than one percent (1%) of the aggregate outstanding shares of Common Stock. The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders. Because the Selling Stockholders may sell all, some or none of their Shares from time to time, no estimate can be made of the aggregate number of Shares that may be offered hereby or that would be owned by the Selling Stockholders upon completion of the offering to which this Prospectus relates. Accordingly, no pro forma Common Stock ownership information with respect to the Selling Stockholders has been set forth herein.

         Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company has caused to be prepared and has filed with the Commission the Registration Statement of which this Prospectus forms a part, with respect to the sale by the Selling Stockholders from time to time of the Shares in accordance with the intended methods of distribution described under "Plan of Distribution." The Company has agreed to use commercially reasonable efforts to keep the Registration Statement continuously effective for a period of two years from the effective date thereof, or such shorter period that will terminate when all of the Shares included in the Registration Statement and offered by this Prospectus have been sold, subject to customary suspension and extension periods.

         In addition, the Company has agreed to pay all expenses incurred by it and the Selling Stockholders in connection with the Securities Act registration of the Shares, including, without limitation, registration and filing fees of the Commission and the NYSE, reasonable fees and disbursements of counsel to the Company and the Selling Stockholders, any applicable state securities and "blue sky" law registration and qualification fees, accountants' fees and expenses, transfer taxes, fees of transfer agents and registrars, and certain insurance costs. Moreover, the Company on the one hand, and the Selling Stockholders on the other hand, have agreed to indemnify each other and certain affiliated parties and "control persons" (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) from and against certain liabilities, including liabilities under the Securities Act.

         Employment and Other Relationships. In connection with the Dine-A-Mate Acquisition, Dine-A-Mate entered into employment agreements with each of the Selling Stockholders.

         Pursuant to an employment agreement dated as of September 23, 1996, Raymond H. Stanton III has agreed with Dine-A-Mate to serve until September 23, 1997 as the Vice President (or, at the discretion of Dine-A-Mate, a more senior position) of Dine-A-Mate or one of its affiliates and, if elected as such, as a director of Dine-A-Mate. Pursuant to an employment agreement dated September 23, 1996, Raymond H. Stanton II has agreed with Dine-A-Mate to serve until September 23, 1997 in such capacities and to assume such duties, obligations and responsibilities as Dine-A-Mate from time to time reasonably may request. In addition to their salaries, Raymond H. Stanton III and Raymond H. Stanton II are eligible to participate in any benefit plans or programs established by Dine-A-Mate for its key executive employees. Moreover, Raymond H. Stanton III and Raymond H. Stanton II each have been granted, pursuant to the Company's 1992 Employee Stock Option Plan, non-qualified options to purchase up to 75,000 shares of Common Stock.


                              PLAN OF DISTRIBUTION

         The Selling Stockholders have advised the Company that the Shares may be sold by them from time to time through the facilities of the NYSE or any national securities exchange or U.S. automated interdealer quotation system of a registered national securities association on which shares of Common Stock are then listed, admitted to unlisted trading privileges or included for quotation, or through negotiated transactions or otherwise. The Shares will not be sold in an underwritten public offering. The Shares will be sold at prices and on terms then prevailing, at prices related to the then-current market price, or at negotiated prices. The Selling Stockholders may effect sales of the Shares directly, or indirectly through agents or broker-dealers, and the Shares may be sold by one or more of the following methods: (a) ordinary brokerage transactions, (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus, and (c) in "block" sales. At the time a particular offer is made, a Prospectus Supplement, if required, will be distributed that sets forth the name or names of agents or broker-dealers, any commissions and other terms constituting compensation and any other required information. In effecting sales, broker-dealers engaged by the Selling Stockholders and/or the purchasers of the Shares may arrange for other broker-dealers to participate. Broker-dealers will receive commissions, concessions, allowances or discounts from the Selling Stockholders and/or the purchasers of the Shares in amounts to be negotiated prior to the sale. Sales will be made only through broker-dealers registered as such in a subject jurisdiction or in transactions exempt from such registration. The Selling Stockholders have informed the Company that there are no definitive selling arrangements between the Selling Stockholders and any broker or dealer as of the date of this Prospectus.

         In connection with the distribution of the Shares, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell the Shares short and redeliver the Shares to close out the short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares. The Selling Stockholders may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares. In addition to the foregoing, the Selling Stockholders may from time to time enter into other types of hedging transactions.

         In offering the Shares covered by this Prospectus, the Selling Stockholders and any brokers, dealers or agents who participate in a sale of the Shares by the Selling Stockholders may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act, and the compensation of any broker-dealers may be deemed to constitute underwriting discounts and commissions.

         As described above under "Selling Stockholders -- Registration Rights Agreement," the Company has agreed to file the Registration Statement of which this Prospectus forms a part, with respect to the sale of the Shares. The Company also has agreed to use commercially reasonable efforts to keep the Registration Statement continuously effective for a period of two years from the effective date thereof, or such shorter period that will terminate when all of the Shares included in the Registration Statement and offered by this Prospectus have been sold, subject to customary suspension and extension periods. The Company will bear certain costs of registering the Shares under the Securities Act and the Company on the one hand, and the Selling Stockholders on the other hand, have agreed to indemnify each other and certain affiliated parties and "control persons" (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) from and against certain liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

         The legality of the issuance of the Shares will be passed upon for the Company by Amy N. Lipton, Esq. Ms. Lipton is the Senior Vice President and General Counsel of the Company and holds Common Stock and options to acquire shares of Common Stock.

                                     EXPERTS

         The consolidated financial statements and schedule of the Company appearing in the CUC 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to the years ended January 31, 1995 and 1994, are based in part on the report of Deloitte & Touche LLP, independent auditors of Advance Ross Corporation. The Supplemental Consolidated Financial Statements of the Company included in its Current Report on Form 8-K dated September 17, 1996 have also been audited by Ernst & Young LLP, as set forth in their report included therein and incorporated herein by reference which, as to the years ended January 31, 1996, 1995 and 1994, are based in part on the reports of Deloitte & Touche LLP, independent auditors of Sierra On-Line, Inc., KPMG Peat Marwick LLP and Price Waterhouse LLP, independent auditors. The financial statements and schedule and the Supplemental Consolidated Financial Statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

         With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended April 30, 1996 and April 30, 1995, and the three-month periods and the six-month periods ended July 31, 1996 and July 31, 1995, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1996 and July 31, 1996, incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report with respect to such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

         The consolidated financial statements and the Supplemental Consolidated Financial Statements included in the CUC 10-K and in the Company's Current Report on Form 8-K filed on September 17, 1996, respectively, and the unaudited condensed consolidated interim financial information included in the Company's Quarterly Reports referred to above have not been adjusted to give effect to the three-for-two stock split of the Common Stock effected on October 21, 1996.

         The consolidated financial statements of Ideon as of December 31, 1995 and 1994 and as of October 31, 1994, and for the year ended December 31, 1995, the two months ended December 31, 1994 and each of the two years in the period ended October 31, 1994, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements and related financial statement schedules of Davidson, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements and related financial statement schedule of Sierra On-Line, Inc. as of March 31, 1996 and 1995 and the three years in the period ended March 31, 1996, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements and the related financial statement schedules of Advance Ross Corporation as of December 31, 1994 and the two years ended December 31, 1994, which are incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated March 13, 1995, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                                _________________


                                TABLE OF CONTENTS


                                                                  PAGE
                                                                  ----

     Available Information.......................................   2
     Incorporation of Certain Documents
       By Reference..............................................   2
     The Company.................................................   3
     Recent Developments.........................................   4
     Use of Proceeds.............................................   4
     Selling Stockholders........................................   4
     Plan of Distribution........................................   5
     Legal Matters...............................................   6
     Experts.....................................................   7


                               ___________________

                                 741,565 SHARES

                             CUC INTERNATIONAL INC.


                                  COMMON STOCK
                                ($.01 PAR VALUE)


                               ___________________

                                   PROSPECTUS
                               ___________________




                                DECEMBER 12, 1996


================================================================================